SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2012

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 10 ON THE AGENDA:

(To resolve on the renewal of the authorization granted to the Board of Directors to increase the share capital by contributions in cash, in accordance with number 3 of article 4 of the Articles of Association)

Whereas:

A)          Article 456 of the Portuguese Companies Code sets forth that the articles of association of a company may authorize the board of directors to increase the share capital, on one or more occasions, through contributions in cash, and the articles of association shall establish the conditions for the exercise of the power conferred to the board of directors and necessarily fix the maximum limit for such share capital increase;

B)            Number 3 of article 4 of the Company’s Articles of Association establishes that the Board of Directors, with the approval of the Audit Committee, may increase the Company’s share capital, on one or more occasions, through contributions in cash, up to 15,000,000 Euros after a resolution has been passed by the General Meeting of Shareholders fixing the parameters to which such share capital increase or increases shall be subject;

C)            The authorization set out in the Articles of Association and referred to in the preceding paragraph is about to expire, since the 5-year period during which such power can be exercised under the law has almost elapsed;

D)           Under number 3 of article 8 of the Articles of Association, the issue of convertible bonds may be resolved by the Board of Directors, provided that the implicit share capital increase resulting from the price and initial conversion fixed by the issuance resolution is included in the Board of Directors’ powers according to number 3 of article 4, and that the parameters established for such purpose by the General Meeting of Shareholders are approved;

E)             Under item 8 on the agenda of this General Meeting, the Shareholders shall resolve on the possible issuance of convertible bonds to be resolved upon by the Board of Directors under the law, the Articles of Association and the parameters to be approved by the Shareholders;

F)             The approval by the Shareholders of such resolution proposal implies the automatic approval of the share capital increases that are necessary to meet the requests that may be presented for conversion of those convertible bonds, as well as the parameters of the implicit capital increases referred to above;

G)            It is important to ensure that, in case the resolution proposal referred to in the preceding paragraphs is approved, the Board of Directors is able to perform all the share capital increases that may be necessary to guarantee the satisfaction of all conversion into shares requests that may occur in respect of the convertible bonds possibly issued by the Company and, for such purpose, the generic authorization for the Board of Directors to increase the Company’s share capital under number 3 of article 4 of the Articles of Association shall be renewed;

We propose that it be resolved:

To renew the authorization provided for in number 3 of article 4 of the Articles of Association, which establishes the following:

«Article Four

Share Capital

1.                   (…)

2.                   (…)

3.                   The Board of Directors, with the approval of the Audit Committee, may increase the share capital, on one or more occasions, through contributions in cash up to 15,000,000 Euros, after a resolution has been passed by the general meeting of shareholders fixing the parameters to which such share capital increase or increases shall be subject.

4.                   (…)»

Lisbon, 22 March 2012

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.